Exhibit 99.1

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2007, December 31, 2007 and September 30, 2008	3
Unaudited Condensed Consolidated Income Statements for the Three and Nine months ended September 30, 2007 and September 30, 2008	4
Unaudited Condensed Consolidated Cash Flow Statements for the Three and Nine months ended September 30, 2007 and September 30, 2008	5
Notes to the Unaudited Condensed Consolidated Financial Statements	6

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of September 30, 2007, December 31, 2007 and September 30, 2008

	Note	September 30, 2007	December 31, 2007	September 30, 2008
		(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$271,997	$241,736	$176,444
Restricted cash		60,814	95,072	167,843
Trade receivables, net of provisions		26,978	35,591	38,694
Flight equipment held for operating leases, net	5	2,927,257	3,050,160	3,831,200
Flight equipment held for sale		163,962	136,135	6,139
Notes receivable, net of provisions	6	181,447	184,820	179,080
Prepayments on flight equipment		225,232	247,839	385,257
Investments		16,091	11,678	18,678
Goodwill		6,776	6,776	6,776
Intangibles		43,161	41,855	50,888
Inventory		75,861	90,726	89,746
Derivative assets		17,532	21,763	53,633
Deferred income taxes		91,897	85,253	76,091
Other assets	7	144,201	144,823	189,038
Total Assets	13	$4,253,206	$4,394,227	$5,269,507
Liabilities and Shareholders’ Equity
Accounts payable		$6,693	$16,376	$137
Accrued expenses and other liabilities	8	76,914	81,379	118,638
Accrued maintenance liability		261,760	255,535	208,064
Lessee deposit liability		85,412	83,628	98,094
Debt	9	2,781,646	2,892,744	3,603,013
Accrual for onerous contracts		69,174	46,411	31,053
Deferred revenue		30,338	33,574	38,516
Derivative liabilities		—	—	5,325
Deferred income taxes		1,152	3,425	8,782
Commitments and contingencies	14	—	—	—
Total Liabilities		3,313,089	3,413,072	4,111,622
Minority interest, net of taxes		32,235	30,782	31,325
Ordinary share capital, €0.01 par value (200,000,000 ordinary shares authorized, 85,036,957 ordinary shares issued and outstanding)		699	699	699
Additional paid-in capital		605,093	602,469	607,852
Accumulated retained earnings		302,090	347,205	518,009
Total Shareholders’ Equity		907,882	950,373	1,126,560
Total Liabilities and Shareholders’ Equity		$4,253,206	$4,394,227	$5,269,507

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Income Statements

For the Three and Nine Months Ended September 30, 2007 and 2008

		Three months ended September 30,		Nine months ended September 30,
	Note	2007	2008	2007	2008
		(US dollars in thousands, except share and per share amounts)
Revenues
Lease revenue		$136,689	$167,932	$417,069	$456,134
Sales revenue		187,124	122,441	420,290	445,629
Management fee revenue		3,789	3,065	11,137	8,970
Interest revenue		8,272	4,889	23,722	14,931
Other revenue		—	3,607	19,744	4,156
Total Revenues	13	335,874	301,934	891,962	929,820
Expenses
Depreciation	13	35,143	45,329	106,298	123,331
Asset impairment		—	—	—	7,689
Cost of goods sold		151,103	108,850	327,685	359,716
Interest on debt		58,268	50,958	177,114	120,182
Operating lease in costs		4,652	4,254	15,512	11,209
Leasing expenses		495	5,421	14,230	23,213
Provision for doubtful notes and accounts receivable		233	(186)	355	1,061
Selling, general and administrative expenses	10,11	27,934	33,366	82,161	96,652
Total Expenses		277,828	247,992	723,355	743,053
Income from continuing operations before income taxes and minority interest		58,046	53,942	168,607	186,767
Provision for income taxes		(9,288)	(3,896)	(24,971)	(15,421)
Minority interest, net of taxes		(152)	1,285	(298)	(543)
Net Income	13	$48,606	$51,331	$143,338	$170,803
Basic and diluted earnings per share	12	$0.57	$0.60	$1.69	$2.01
Weighted average shares outstanding, basic and diluted		85,036,957	85,036,957	85,036,957	85,036,957

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Three and Nine Months Ended September 30, 2007 and 2008

	Three months ended September 30,		Nine months ended September 30,
	2007	2008	2007	2008
	(US dollars in thousands)
Net income	$48,606	51,331	$143,338	$170,803
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	152	(1,285)	298	543
Depreciation	35,143	45,328	106,298	123,330
Asset impairment	—	—	—	7,689
Amortization of debt issuance costs	3,302	5,154	34,861	11,911
Amortization of intangibles	2,939	3,788	7,862	10,827
Gain on elimination of fair value guarantee	—	—	(10,736)	—
Gain on discounted purchase of securitized bonds	—	(2,783)	—	(2,783)
Provision for doubtful notes and accounts receivable	233	(186)	355	1,061
Capitalized interest on pre-delivery payments	(1,621)	(909)	(4,607)	(2,308)
Gain on disposal of assets	(31,304)	(12,461)	(74,788)	(65,268)
Mark-to-market of non-hedged derivatives	2,823	13,980	339	2,904
Deferred taxes	(2,120)	3,529	10,536	14,519
Share-based compensation	3,243	1,962	8,017	5,383
Changes in assets and liabilities:
Trade receivables and notes receivable, net	(7,231)	22,539	(16,271)	1,576
Inventories	24,899	(7,061)	12,973	9,214
Other assets and derivative assets	(6,084)	(22,160)	(25,602)	(47,652)
Accounts payable and accrued expenses, including accrued maintenance liability and lessee deposits	(11,962)	(26,269)	(38,178)	(18,454)
Deferred revenue	(1,123)	(1,526)	1,946	4,942
Net cash provided by operating activities	59,895	72,971	156,641	228,237

Purchase of flight equipment	(68,273)	(137,091)	(457,450)	(1,014,642)
Proceeds from sale/disposal of assets	147,256	104,535	332,438	352,427
Prepayments on flight equipment	(37,432)	(74,905)	(106,634)	(206,583)
Purchase of investments	—	(10,000)	—	(10,000)
Sale of investments	—	6,234	—	6,234
Purchase of intangibles	—	112	(16,794)	(21,410)
Movement in restricted cash	117,302	15,965	51,463	(72,771)
Net cash provided by (used in) investing activities	158,853	(95,150)	(196,977)	(966,745)

Issuance of debt	50,804	207,692	2,104,368	1,148,338
Repayment of debt	(246,812)	(181,898)	(1,880,097)	(435,286)
Debt issuance costs paid	(398)	(2,998)	(42,417)	(38,619)
Net cash (used in) provided by financing activities	(196,406)	22,796	181,854	674,433

Net increase (decrease) in cash and cash equivalents	22,342	617	141,518	(64,075)
Effect of exchange rate changes	(469)	(43)	(722)	(1,217)
Cash and cash equivalents at beginning of period	250,124	175,870	131,201	241,736
Cash and cash equivalents at end of period	$271,997	176,444	$271,997	$176,444
Supplemental cash flow information
Interest paid	43,047	39,167	128,345	104,533
Taxes paid	11,708	436	15,468	976

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands)

1. General

The Company

We are an integrated global aviation company, conducting aircraft and engine leasing and trading and parts sales. We also provide a wide range of aircraft management services to other owners of aircraft. We are headquartered in Amsterdam, the Netherlands, with principal offices in Shannon, Ireland, Ft. Lauderdale and Miami, Florida and Goodyear, Arizona.

These condensed consolidated financial statements include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. is a Netherlands public limited liability company (“naamloze vennootschap”) formed on July 10, 2006, for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V. AerCap Holdings C.V. is a limited partnership (“commanditaire vennootschap”) formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. (“AerCap B.V.”), which occurred on June 30, 2005 (the “2005 Acquisition”). In anticipation of our initial public offering, we changed our corporate structure from a Netherlands partnership to a Netherlands public limited liability company. This change was effected through the acquisition of all of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. In accordance with Statement of Financial Accounting Standards (“SFAS”) 141, “Business Combinations”, this acquisition was a transaction under common control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values and no goodwill or other intangible assets were recognized.  On November 27, 2006, we completed an initial public offering of 6.8 million of our ordinary shares at $23 per share generating net proceeds of $143,017 which we used to repay debt.

Variable interest entities

There have been no changes to our variable interest entities from those disclosed in our 2007 annual report on form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2008 and our June 30, 2008 interim report filed with the SEC on September 11, 2008.

2.  Basis for presentation

Our financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

We consolidate all companies in which we have a direct and indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under FIN 46R. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the primary beneficiary.

The consolidated financial statements are stated in United States dollars, which is our functional currency.

Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with AerCap’s audited financial statements for the year ended December 31, 2007 and the June 30, 2008 interim report. In the opinion of management, these financial statements, which have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, reflect all adjustments, which consisted only of normal recurring adjustments which were necessary to state fairly the results for the interim periods. The results of operations for the three and nine months ended September 30, 2008 are not necessarily indicative of those for a full fiscal year.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands)

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, inventory, goodwill, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Despite management’s best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

In the three month period ended September 30, 2008, the Company changed the estimate of the amount of maintenance rent expected to be reimbursed to lessees. The change in estimate arose from the implementation of an improved model used to forecast future maintenance reimbursements. AerCap records as revenue all maintenance rent receipts not expected to be repaid to lessees.  In the three month period ended September 30, 2008, $16.6 million was recorded as maintenance revenue as a result of the change in estimate. Of the $16.6 million, $3.7 million was collected from lessees during third quarter 2008 and $12.9 million was collected in prior periods. The effect on net income from continuing operations was $15.6 million, or $0.18 basic and diluted earnings per share.  As of September 30, 2008, AerCap had an accrued maintenance liability of $208.1 million.

3.  Recent accounting pronouncements

SFAS 141(R)

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141(R), Business Combinations (“SFAS 141(R)”). SFAS 141(R) establishes requirements for an acquirer to record the assets acquired, liabilities assumed, and any related noncontrolling interest related to the acquisition of a controlled subsidiary, measured at fair value as of the acquisition date. The Company is required to adopt SFAS 141(R) in the first quarter of 2009. The Company does not currently expect that the implementation of SFAS 141(R) will have a material effect on the Company’s results of operations and financial position.

SFAS 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurement but does not change existing guidance about whether an asset or liability is carried at fair value. The application of SFAS 157 for financial instruments which are periodically measured at fair value did not have a material effect on the Company’s results of operations or financial position (See Note 4 – Fair value measurements). For non-financial assets and liabilities which are not periodically recognized or disclosed at fair value, the effective date for SFAS 157 has been deferred one year.

SFAS 159

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in income. SFAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. SFAS 159 permits the fair value option election on an instrument-by-instrument basis for eligible items existing at the adoption date and at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company adopted this standard at January 1, 2008, its required effective date. The adoption of this standard did not have any effect on our consolidated financial condition, results of operations or cash flows, since we did not choose to fair value any financial instruments or other items not currently measured at fair value.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands)

SFAS 160

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”).  SFAS re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of minority interests as a component of equity.  Under SFAS 160, a change in control will be measured at fair value, with any gain or loss recognized in earnings.  The effective date for SFAS 160 is for fiscal periods beginning on or after December 15, 2008.  Early adoption and retroactive application of SFAS 160 to years preceding the effective date are not permitted.  We are currently evaluating the impact, if any, of SFAS 160.

SFAS 161

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133” (“SFAS 161”).  SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for us in the first quarter of 2009.  We are currently evaluating the impact of SFAS 161.

4.  Fair value measurements

In September 2006, the FASB issued SFAS 157, which is effective for fiscal years beginning after November 15, 2007. We adopted the standard on January 1, 2008.

Under SFAS 157, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon the Company’s pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.

The Company adopted SFAS 157 for all financial assets and liabilities required to be measured at fair value on a recurring basis, prospectively from January 1, 2008. The application of SFAS 157 for financial instruments which are periodically measured at fair value did not have a material effect on the Company’s results of operations or financial position.

Under SFAS 157, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value.

The three broad levels defined by the SFAS 157 hierarchy are as follows:

Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 — Unobservable inputs from the Company’s own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include the Company’s own data.

When there are no observable comparables, inputs used to determine value are derived through extrapolation and interpolation and other Company-specific inputs such as projected financial data and the Company’s own views about the assumptions that market participants would use.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands)

The following table summarizes the valuation of the Company’s derivatives by the above SFAS 157 pricing observability levels:

	September 30, 2008	Level 1	Level 2	Level 3
Derivative assets	$53,633	$—	$53,633	$—
Derivative liabilities	(5,325)	—	(5,325)	—
	$48,308	$—	$48,308	$—

Changes in fair value are recognized immediately in income.

We also measure the fair value of certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include aircraft. We record aircraft at fair value when we determine the carrying value may not be recoverable, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and other accounting pronouncements requiring remeasurements at fair value. Fair value measurements for aircraft in impairment tests are based on level 3 inputs, which include the Company’s assumptions as to future cash proceeds from leasing and selling aircraft. In the nine month period ended September 30, 2008, we recognized an impairment of $7.7 million. The impairment related to four MD82 aircraft and six engines which were off-lease.

5. Flight equipment held for operating leases, net

Movements in flight equipment held for operating leases during the periods presented were as follows:

	Nine months ended September 30, 2007	Nine months ended September 30, 2008
Net book value at beginning of period	$2,966,779	$3,050,160
Additions	492,498	1,083,250
Depreciation	(103,403)	(119,593)
Impairment	—	(7,278)
Disposals	(144,248)	(196,900)
Transfers (to) from flight equipment held for sale	(268,649)	34,051
Transfer to inventory	(11,053)	(9,345)
Other (a)	(4,667)	(3,145)
Net book value at end of period	$2,927,257	$3,831,200
Accumulated depreciation/impairment at September 30, 2007 and 2008	206,563	326,576

(a)                                  Onerous contract accruals were settled at a discount of $4,667 in the nine months ended September 30, 2007 and $3,145 in the nine months ended September 30, 2008. These discounts were applied to reduce the net book value of the related aircraft.

At September 30, 2008 we owned 156 aircraft and 72 engines, which we leased under operating leases to 85 lessees in 39 countries.

6. Notes receivable

Notes receivable consist of the following:

	September 30, 2007	December 31, 2007	September 30, 2008
Secured notes receivable	$949	$6,320	$6,616
Notes receivable in defeasance structures	180,265	178,267	170,647
Notes receivable from lessee restructurings	233	233	1,817
	$181,447	$184,820	$179,080

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands)

7. Other assets

Other assets consist of the following:

	September 30, 2007	December 31, 2007	September 30, 2008
Debt issuance costs	$65,812	$69,728	$97,047
Other tangible fixed assets	12,875	13,124	16,268
Receivables from aircraft manufacturer	22,345	32,002	28,511
Prepaid expenses	6,073	5,923	7,480
Current tax receivable	587	3,906	7,469
Other receivables	36,509	20,140	32,263
	$144,201	$144,823	$189,038

8. Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	September 30, 2007	December 31, 2007	September 30, 2008
Guarantee liability	$4,080	$3,926	$3,411
Accrued expenses	49,524	49,393	49,083
Accrued interest	12,457	14,432	14,291
Lease deficiency	10,853	8,201	14,157
Deposits under forward sale agreements	—	5,427	37,696
	$76,914	$81,379	$118,638

9. Debt

Debt consists of the following:

	September 30, 2007	December 31, 2007	September 30, 2008
ECA-guaranteed financings	$511,413	$563,835	$546,243
JOL financings	96,110	95,819	91,407
AerVenture pre-delivery payment facility	68,061	87,007	128,761
A330- pre-delivery payment facility	—	28,372	118,500
UBS revolving credit facility	—	61,117	377,508
AT revolving credit facility	77,500	111,238	138,538
GATX portfolio acquisition facility	136,131	128,443	97,634
TUI portfolio acquisition facility	—	—	416,880
Subordinated debt joint venture partner	—	—	60,400
Engine warehouse facility	—	—	43,017
Commercial bank debt	238,430	231,414	193,006
ALS securitization debt	1,474,965	1,407,623	1,220,661
Capital lease obligations under defeasance structures	179,036	177,876	170,458
	$2,781,646	$2,892,744	$3,603,013

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands)

10. Share-based compensation

Bermuda Equity Grants

There were no additional restricted shares or share options issued under the Bermuda Equity Plan during the nine months ended September 30, 2008.  In the three months ended September 30, 2008, two individuals who terminated their employment with us exercised their right to exchange their Bermuda Equity Grants for 2.3 million shares held directly in AerCap.  At September 30, 2008, the remaining participants in the Bermuda Equity Plan collectively held Bermuda Equity Grants exchangeable into 4.9 million of our shares.  Of that amount, 0.4 million shares were in the form of share options still subject to vesting criteria and all 4.9 million were still subject to repurchase rights held by the Bermuda Parent.  Assuming that vesting criteria applicable to unvested stock options are met in the future, including performance criteria and assuming that the value of restricted shares held by an employee of Cerberus which are expensed on a mark-to-market basis does not change from September 30, 2008, we expect to recognize share-based compensation charges related to Bermuda Equity Grants of $2,509 for the remaining three months of 2008 and $1,791 during 2009.

AerCap Holdings NV Equity Grants

No additional stock options were issued under the NV Equity Plan during the three months ended September 30, 2008.  At September 30, 2008, there were 2.4 million stock options outstanding at an exercise price of $24.63 per share and 100,000 stock options outstanding at an exercise price of $15.03 per share. At September 30, 2008, 300,000 of all outstanding options were vested and the rest were unvested.  Assuming that vesting criteria applicable to unvested stock options are met in the future, including performance criteria and that no forfeitures occur, we expect to recognize share-based compensation charges related to NV Equity Grants of approximately $2,169 during the remaining three months of 2008 and approximately $4,778, $4,927, $4,110 and $34 during the years 2009-2012, respectively.

11. Selling, general and administrative expenses

Selling, general and administrative expenses include the following expenses:

	Three months ended September 30, 2007		Three months ended September 30, 2008		Nine months ended September 30, 2007		Nine months ended September 30, 2008
Personnel expenses(a)	$15,451	(a)	$17,497	(a)	$47,394	(a)	$53,888	(a)
Travel expenses	1,710		2,442		5,087		6,849
Professional services	5,280		5,138		15,366		15,557
Office expenses	2,432		2,077		6,671		7,378
Directors expenses	1,406		854		2,032		2,558
Other expenses	1,655		5,358		5,611		10,422
	$27,934		$33,366		$82,161		$96,652

(a)                                  Includes share-based compensation of $3,243, $1,962, $8,017 and $5,383 in the three and nine months ended September 30, 2007 and 2008, respectively

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands)

12. Earnings per common share

Basic and diluted earnings per share is calculated by dividing net income by the weighted average of our common shares outstanding. We have no dilutive shares or share options. As disclosed in Note 10, there are 2.5 million share options outstanding under the NV Equity Plan. These options could become dilutive in the future. The computations of basic and diluted earnings per common share for the periods indicated below are shown in the following table:

	Three months ended September 30, 2007	Three months ended September 30, 2008	Nine months ended September 30, 2007	Nine months ended September 30, 2008
Net income for the computation of basic and diluted earnings per share	$48,606	$51,331	$143,338	$170,803
Weighted average common shares outstanding	85,036,957	85,036,957	85,036,957	85,036,957
Basic and diluted earnings per common share	$0.57	$0.60	$1.69	$2.01

13.  Segment information

Reportable Segments

Prior to the acquisition of AeroTurbine, Inc. (“AT”) on April 26, 2006, we operated in one reportable segment—leasing, financing and management of commercial aircraft.  From the date of the acquisition of AT, we manage our business, analyze and report our results of operations on the basis of two business segments—leasing, financing, sales and management of commercial aircraft (“Aircraft”) and leasing, financing and sales of engines and parts (“Engine and Parts”).

The following sets forth significant information from our reportable segments:

	Nine months ended September 30, 2007
	Aircraft	Engines and parts	Total
Revenues from external customers	$740,767	$151,195	$891,962
Segment profit	136,697	6,641	143,338
Segment assets	3,860,363	392,843	4,253,206
Depreciation	98,558	7,740	106,298

	Nine months ended September 30, 2008
	Aircraft	Engines and parts	Total
Revenues from external customers	$775,037	$154,783	$929,820
Segment profit	161,191	9,612	170,803
Segment assets	4,812,783	456,724	5,269,507
Depreciation	113,332	9,999	123,331

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands)

14.  Commitments and contingencies

A detailed summary of our commitments and contingencies can be found in our 2007 annual report on form 20-F filed with the SEC on March 21, 2008.  There have been no material changes to our commitments and contingencies since the filing of this reports.

15.  Subsequent events

Fair Value of Derivatives. During the two month period ended November 30, 2008 the aggregate fair value of our interest rate caps and floors declined by $34.4 million. As of November 30, 2008, the aggregate fair value of our interest rate caps and floors was $18.6 million, compared to the aggregate fair value of $50.3 million as per September 30, 2008. AerCap does not apply hedge accounting to its interest rate caps and floors. As a result, AerCap is required to recognize the mark-to-market change in AerCap’s income statement.

Inventory. Given prevailing market conditions, sales prices of aircraft and engine parts have been adversely affected. As of now, we currently expect to write down approximately $11 million of inventory in the fourth quarter of 2008.

Aircraft Portfolio:

•                  On November 19, 2008, we sold an A330 aircraft. The aircraft was the first delivery from our A330 forward order.

•                  On December 5, 2008 we terminated the lease of an aircraft on lease with Inter Ekspress in Turkey. We have repossessed the aircraft and are in the process of inspecting the aircraft and records.  We expect to incur costs in the fourth quarter of 2008 and the first quarter of 2009 related to maintenance and reconfiguration on this aircraft, but amounts are not yet fully known.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP and are presented in U.S. dollars.

Special Note About Forward Looking Statements

This report includes “forward looking statements”, within the meaning of the Private Securities Litigation Reform Act of 1995.  We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•                  our ability to successfully negotiate aircraft and engine purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft and engines under defaulted leases, and to control costs and expenses,

•                  decreases in the overall demand for commercial aircraft and engine leasing and aircraft management services,

•                  the economic condition of the global airline and cargo industry,

•                  the ability of our lessees and potential lessees to make operating lease payments to us,

•                  competitive pressures within the industry,

•                  changes in interest rates and availability of capital to us and to our customers,

•                  the negotiation of aircraft management services contracts,

•                  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes, and

•                  the risks set forth in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F, filed with the SEC on March 21, 2008.

The words “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this annual report might not occur and are not guarantees of future performance.

Aircraft Portfolio

As of September 30, 2008, we owned and managed 210 aircraft. We owned 156 aircraft and managed 54 aircraft in our aircraft business. As of September 30, 2008, we leased these aircraft to 75 commercial airlines and cargo operator customers in 41 countries. In addition, as of September 30, 2008, we had 60 new Airbus A320 family narrowbody aircraft on order through our consolidated joint venture, AerVenture and 30 new Airbus A330 widebody aircraft on order. We also entered into a purchase contract for four aircraft and had executed letters of intent for the purchase and leaseback of ten aircraft.  Including all owned and managed aircraft, aircraft under contract or letter of intent and aircraft in our order book, our portfolio totals 314 aircraft as of September 30, 2008.

	Owned portfolio		Managed portfolio		Number of aircraft under
Aircraft type	Number of aircraft owned	Percentage of total net book value	Number of aircraft	Number of aircraft on order	purchase contract or letter of intent	Total owned, Managed and ordered aircraft
Airbus A300 Freighter	1	0.8%	—	—	—	1
Airbus A319	16	13.3%	—	14	—	30
Airbus A320	60	37.4%	13	46	—	119
Airbus A321	18	14.9%	1	—	—	19
Airbus A330	4	4.3%	—	30	—	34
Boeing 737NGs	18	16.3%	—	—	3	21
Boeing 737Classics	17	4.0%	30	—	11	58
Boeing 757	11	4.1%	3	—	—	14
Boeing 767	4	3.4%	2	—	—	6
MD-11 Freighter	1	0.9%	1	—	—	2
MD-83	4	0.4%	2	—	—	6
MD 82	2	0.2%	2	—	—	4
Total	156	100.0%	54	90	14	314

In the future we may acquire additional freighter aircraft or convert some of our older A320 family passenger aircraft to freighter aircraft.

Engine Portfolio

We maintain a diverse inventory of high-demand, modern and fuel-efficient engines. As of September 30, 2008, we owned 72 engines and had 2 new engines on order through AeroTurbine. Our engine portfolio consists primarily of CFM56 series engines, one of the most widely used engines in the commercial aviation market.  As of September 30, 2008, 56 of our 72 engines were CFM56 series engines manufactured by CFM International.

Inventory

Our inventory consists of aircraft and engine parts. The aircraft and engine parts sales allow us to increase value of our aircraft and engine assets by putting each sub-component (engines, airframes and related parts) to its most profitable use. We sell aircraft and engine parts primarily to parts distributors and MRO service providers. Due to declines in the expected sales prices of certain aircraft and engine parts, we currently expect to write down approximately $11 million of inventory in the fourth quarter of 2008.

Critical Accounting Policies

There have been no changes to our critical accounting policies from those disclosed in our 2007 annual report on form 20-F filed with the SEC on March 21, 2008.

Comparative Results of Operations

	Three months ended September 30,		Nine months ended September 30,
	2007	2008	2007	2008
	(US dollars in thousands, except share and per share amounts)
Revenues
Lease revenue	$136,689	$167,932	$417,069	$456,134
Sales revenue	187,124	122,441	420,290	445,629
Management fee revenue	3,789	3,065	11,137	8,970
Interest revenue	8,272	4,889	23,722	14,931
Other revenue	—	3,607	19,744	4,156
Total Revenues	335,874	301,934	891,962	929,820
Expenses
Depreciation	35,143	45,329	106,298	123,331
Asset impairment	—	—	—	7,689
Cost of goods sold	151,103	108,850	327,685	359,716
Interest on debt	58,268	50,958	177,114	120,182
Operating lease in costs	4,652	4,254	15,512	11,209
Leasing expenses	495	5,421	14,230	23,213
Provision for doubtful notes and accounts receivable	233	(186)	355	1,061
Selling, general and administrative expenses	27,934	33,366	82,161	96,652
Total Expenses	277,828	247,992	723,355	743,053
Income from continuing operations before income taxes and minority interest	58,046	53,942	168,607	186,767
Provision for income taxes	(9,288)	(3,896)	(24,971)	(15,421)
Minority interest, net of taxes	(152)	1,285	(298)	(543)
Net Income	$48,606	$51,331	$143,338	$170,803
Basic and diluted earnings per share	$0.57	$0.60	$1.69	$2.01

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2008

Revenues.  The principal categories of our revenue and their variances were:

	Nine months ended September 30, 2007	Nine months ended September 30, 2008	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Lease revenue:
Basic rents	$368.3	$386.0	$17.7	4.8%
Maintenance rents and end-of-lease compensation	48.8	70.1	21.3	43.6%
Sales revenue	420.3	445.6	25.3	6.0%
Management fee revenue	11.1	9.0	(2.1)	(18.9)%
Interest revenue	23.7	14.9	(8.8)	(37.1)%
Other revenue	19.8	4.2	(15.6)	(78.8)%
Total	$892.0	$929.8	$37.8	4.2%

•                  Basic rents increased by $17.7 million, or 4.8%, to $386.0 million in the nine month period ended September 30, 2008 from $368.3 million in the nine month period ended September 30, 2007. The increase in basic rents was attributable primarily to:

•                 the acquisition between January 1, 2007 and September 30, 2008 of 87 aircraft for leasing with an aggregate net book value of $1.9 billion at the date of acquisition, partially offset by the sale of 48 aircraft, during such period, with an aggregate net book value of $0.7 billion at the date of sale. The net increase in our aircraft portfolio resulted in a $25.2 million increase in basic rents;

•                 an increase of $8.8 million in basic rents resulting from the increase in our engine lease activities;

partially offset by

•                 a decrease in payments from leases with lease rates tied to floating interest rates in the nine month period ended September 30, 2008 due to decreases in market interest rates, which resulted in a $10.4 million decrease in basic rents;

•                 a decrease in basic rents of $5.9 million in the nine month period ended September 30, 2008 as a result of airline defaults which occurred during the second and third quarters of 2008.

•                  Maintenance rents and end-of-lease compensation increased by $21.3 million, or 43.6%, to $70.1 million in the nine month period ended September 30, 2008 from $48.8 million in the nine month period ended September 30, 2007. The increase in maintenance rents is attributable, in part, to a change in the estimate of the amount of maintenance rent expected to be reimbursed to lessees. The change in estimate is due to the implementation of an improved model used to forecast future maintenance reimbursements. AerCap records as revenue all maintenance rent receipts not expected to be repaid to lessees.  In the nine month period ended September 30, 2008,  AerCap recorded $16.6 million as maintenance revenue as a result of the change in estimate. Of the $16.6 million, $3.7 million was collected from lessees during three month period ended September 30, 2008 and $12.9 million was collected in prior periods. The remaining increase was largely due to the termination of leases as a result of airline defaults which resulted in the recording of maintenance rents of $7.9 million.

•                  Sales revenue increased by $25.3 million, or 6.0%, to $445.6 million in the nine month period ended September 30, 2008 from $420.3 million in the nine month period ended September 30, 2007. The increase in sales revenue is mainly a result of the mix of aircraft types sold. In the nine month period ended September 30, 2008, we sold two A330 aircraft, three A321 aircraft, seven A320 aircraft, two Boeing 737 aircraft, one MD 83 aircraft, six MD82 aircraft, one DC8 aircraft and two Fokker 100 aircraft, whereas in the nine month period ended September 30, 2007, we sold four A330 aircraft, one A321 aircraft, two Boeing 737 aircraft, one Boeing 767 aircraft, one Boeing 757 aircraft, one MD87 aircraft and five Fokker 100 aircraft.

 •               Management fee revenue decreased by $2.1 million, or 18.9%, to $9.0 million in the nine month period ended September 30, 2008 from $11.1 million in the nine month period ended September 30, 2007. The decrease in management fee revenue was attributable primarily to the expiry of a management fee agreement which expired when we sold the last remaining aircraft under management on behalf of the aircraft owner.

•                  Interest revenue decreased by $8.8 million, or 37.1%, to $14.9 million in the nine month period ended September 30, 2008 from $23.7 million in the nine month period ended September 30, 2007. The decrease was mainly caused by (i) the loss of interest income from a subordinated investment in an aircraft securitization (AerCo) which ceased paying interest on such subordinated investment in the first quarter of 2007, (ii) the elimination of a fair value adjustment which was amortizing to interest income when we extinguished the underlying guarantee liability at a discount to its carrying value, and (iii) a decrease in deposit rates of interest.

•                  Other revenue decreased by $15.6 million, or 78.8%, to $4.2 million in the nine month period ended September 30, 2008 from $19.8 million in the nine month period ended September 30, 2007. In the nine months period ended September 30, 2008, we sold an A340 aircraft held in a joint venture which was 27% owned. The sale resulted in other revenue of $3.2 million. The remaining $1.0 million of other revenue recognized in the nine month period ended September 30, 2008 related to the recovery of bankruptcy claims.  In the nine month period ended September 30, 2007, we recognized a gain of $10.7 million when we extinguished a guarantee liability in relation to the purchase of a portfolio of nine aircraft and three engines (see interest revenue) and a gain of $9.1 million upon the sale of the rights associated with a claim from a lessee.

Depreciation.  Depreciation increased by $17.0 million, or 16.0%, to $123.3 million in the nine month period ended September 30, 2008 from $106.3 million in the nine month period ended September 30, 2007 due primarily to the acquisition of 87 new aircraft between January 1, 2007 and September 30, 2008 with a book value at the time of the acquisition of $1.9 billion. The increase was partially offset by the sale of 48 aircraft with a book value at the time of sale of $0.7 billion.

Asset impairment.  Asset impairment was $7.7 million in the nine month period ended September 30, 2008. Asset impairment was caused primarily by the decrease in fair values of older, fuel-inefficient aircraft and engines. In the nine month period ended September 30, 2008 we impaired four MD82 aircraft and six engines which were off-lease.

Cost of Goods Sold.  Cost of goods sold increased by $32.0 million, or 9.8%, to $359.7 million in the nine month period ended September 30, 2007 from $327.7 million in the nine month period ended September 30, 2007. The increase in cost of goods sold is mainly a result of the mix of aircraft types sold described above.

Interest on Debt.  Our interest on debt decreased by $56.9 million, or 32.1%, to $120.2 million in the nine month period ended September 30, 2008 from $177.1 million in the nine month period ended September 30, 2007. Most of the decrease in interest on debt was principally caused by:

•                  a $ 27.4 non-recurring expense which occurred in the nine month period ended September 30, 2007. The non-recurring expense related to the write-off of unamortized debt issuance costs at the time of the ALS refinancing;

•                  a decrease in our average costs of debt by 2.2% to 4.6% in the nine month period ended September 30, 2008 from 6.8% in the nine month period ended September 30, 2007. The decrease in our average cost of debt results from the use of caps as part of our hedging strategy in combination with a decrease in interest rates. This resulted in a $46.1 million decrease in our interest on debt. Our average cost of debt for the nine month period ended September 30, 2009 includes a credit of $2.8 million resulting from the discounted purchase of ALS securitized bonds;

partially offset by

•                  an increase in the average outstanding debt balance to $3.2 billion in the nine month period ended September 30, 2008 from $2.8 billion in the nine month period ended September 30, 2007, resulting in a $13.9 million increase in our interest on debt;

•                  a $2.4 million increase in the non-cash recognition of mark-to-market charges on derivatives to a $6.0 million charge in the nine month period ended September 30, 2008 from a $3.6 million charge in the nine month period ended September 30, 2007.

Other Operating Expenses.  Our other operating expenses increased by $5.4 million, or 17.9%, to $35.5 million in the nine month period ended September 30, 2008 from $30.1 million in the nine month period ended September 30, 2007. The principal categories of our other operating expenses and their variances were as follows:

	Nine months ended September 30, 2007	Nine months ended September 30, 2008	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Operating lease in costs	$15.5	11.2	(4.3)	(27.7)%
Leasing expenses	14.2	23.2	9.0	63.4%
Provision for doubtful notes and accounts receivable	0.4	1.1	0.7	175.0%
Total	$30.1	$35.5	5.4	17.9%

Our operating lease in costs decreased primarily due to the purchase of four aircraft in the nine month period ended September 30, 2008 and four aircraft in the nine month period ended September 30, 2007 which were previously subject to head leases and the termination of those leases.

Our leasing expenses increased by $9.0 million, or 63.4%, to $23.2 million in the nine month period ended September 30, 2008 from $14.2 million in the nine month period ended September 30, 2007. The increase is primarily due to more transitions of aircraft from expiring leases to new leases in the nine month period ended September 30, 2008 compared to the nine month period ended September 30, 2007.

Our provision for doubtful notes and accounts receivable did not materially change in the nine month period ended September 30, 2008 compared to the nine month period ended September 30, 2007. We did not have defaults that significantly affected the provision for doubtful notes and accounts receivable in the nine month periods ended September 30, 2008 and 2007.

Selling, General and Administrative Expenses.  Our selling, general and administrative expenses increased by $14.5 million, or 17.6%, to $96.7 million in the nine month period ended September 30, 2008 from $82.2 million in the nine month period ended September 30, 2007, due primarily to (i) the increase in the US Dollar/Euro exchange rate, which resulted in a $8.1 million increase and (ii) an increase in salaries and benefit expenses associated with the growth in the number of our employees.

Net Income From Continuing Operations Before Income Taxes and Minority Interests.  For the reasons explained above, our income from continuing operations before income taxes and minority interests increased by $18.2 million, or 10.8%, to $186.8 million in the nine month period ended September 30, 2008 from $168.6 million in the nine month period ended September 30, 2007.

Provision for Income Taxes.  Our provision for income taxes decreased by $9.6 million or 38.4% to $15.4 million in the nine month period ended September 30, 2008 from $25.0 million in the nine month period ended September 30, 2007. Our effective tax rate for the nine month period ended September 30, 2007 was 14.8% and was 8.3% for the nine month period ended September 30, 2008. Our effective tax rate in any period is impacted by the mix of operations among our different tax jurisdictions. In the fourth quarter of the year ended December 31, 2007, we completed a corporate tax restructuring that resulted in more deductible expenses in one of our higher tax rate jurisdictions, which positively impacted the mix of our profits for income tax purposes in the nine months ended September 30, 2008.

Net Income.  For the reasons explained above, our net income increased by $27.5 million, or 19.2%, to $170.8 million in the nine month period ended September 30, 2008 from $143.3 million in the nine month period ended September 30, 2007.

Liquidity and Access to Capital

Liquidity and Capital Resources

Our cash balance at September 30, 2008 was $344.3 million including restricted cash of $167.8 million and our operating cash flow was $228.2 million for the nine month period ended September 30, 2008. Our unused lines of credit at September 30, 2008 were approximately $2.5 billion. We have significant access to capital to fund committed growth through our cash and available lines of credit. Our debt balance at September 30, 2008 was $3.6 billion and the average interest rate on our debt, excluding the effect of mark-to-market movements on our interest rate caps during the nine month period ended September 30, 2008 was 4.6%. Our debt to equity ratio was 3.2 to 1 as of September 30, 2008.

We satisfy our liquidity requirements through several sources, including:

•                  lines of credit and other secured borrowings;

•                  aircraft and engine lease revenues;

•                  sales of aircraft, engines and parts;

•                  supplemental maintenance rent and security deposits provided by our lessees; and

•                  management fee revenue.

Cash Flows

	Nine months ended September 30, 2007	Nine months ended September 30, 2008
	(US dollars in millions)
Net cash flow provided by operating activities	$156.6	$228.2
Net cash flow used in investing activities	(197.0)	(966.7)
Net cash flow provided by financing activities	181.9	674.4

 Nine months ended September 30, 2008 compared to nine months ended September 30, 2007.

Cash Flows Provided by Operating Activities. Our cash flows provided by operating activities increased by $71.6 million, or 45.7%, to $228.2 million for the nine months ended September 30, 2008 from $156.6 million for the nine months ended September 30, 2007.  The primary reasons for the increase are due to: (i) the receipt of $37.7 million of deposits under forward sale agreements in the nine month period ended September 30, 2008 which did not occur in the nine month period ended September 30, 2007 and (ii) a decrease in our trade receivables and notes receivables of $1.6 million in the nine month period ended September 30, 2008 compared to an increase in our trade receivables and notes receivables of $16.3 million in the nine month period ended September 30, 2007.

Cash Flows Used in Investing Activities. Our cash flows used in investing activities increased by $769.7 million, or 390.7%, to $966.7 million in the nine months ended September 30, 2008 from $197.0 million in the nine months ended September 30, 2007, primarily due to (i) an increase of $541.8 million in the net cash used in aircraft purchase and sale activity (including purchases of intangible lease premiums) in the nine month period ended September 30, 2008 as compared to the nine month period ended September 30, 2007, (ii) an increase of $100.0 million in the amount of pre-delivery payments made in the nine month period ended September 30, 2008 as compared to the nine month period ended September 30, 2007 and a decrease of $124.3 million in the movement in restricted cash in the nine month period ended September 30, 2008.  The decrease was mainly caused by cash received on aircraft sales at the end of the nine month period ended September 30, 2008 and will be used to pay debt in the fourth quarter of 2008. Aircraft purchased among others included the acquisition of the TUI portfolio.

Cash Flows Provided by Financing Activities. Our cash flows provided by financing activities increased by $492.5 million, or 270.8%, to $674.4 million in the nine months ended September 30, 2008 from $181.9 million in the nine months ended September 30, 2007. This increase is attributable to an increase of $488.8 million in new financing proceeds, net of repayments in the nine month period ended September 30, 2008 as compared to the nine month period ended September 30, 2007 due primarily to funding of the acquisition of the TUI portfolio.

Indebtedness

As of September 30, 2008, our outstanding indebtedness totaled $3.6 billion and primarily consisted of export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

The following table provides a summary of our indebtedness at September 30, 2008:

Debt Obligation	Collateral	Commitment	Outstanding	Undrawn amounts	Final stated Maturity
	(US dollars in thousands)
Export credit facilities—financings	18 aircraft	$680,549	$546,243	$134,305	2019
Japanese operating lease financings	3 aircraft	91,407	91,407	—	2015
AerVenture A320 Pre-delivery payment facilities	—	403,919	128,761	275,158	2010
Airbus A330 Pre-delivery payment facility	—	251,037	118,500	132,537	2010
UBS revolving credit facility	12 aircraft	1,000,000	377,508	622,492	2014
AeroTurbine revolving credit facility	62 engines & 6 aircraft	328,000	138,538	189,462	2012
Aircraft Lease Securitisation II Limited debt	—	1,000,000	—	1,000,000	2038
Aircraft Lease Securitisation debt	62 aircraft	1,220,661	1,220,661	—	2032
TUI Portfolio Acquisition facility	19 aircraft	416,880	416,880	—	2015
TUI Portfolio Subordinated debt*	—	60,400	60,400	—	2015
Engine Acquisition facility	6 engines	100,000	43,017	56,983	2013
Calyon Aircraft Acquisition facility	23 aircraft	219,552	97,634	121,918	2014
Commercial bank debt	3 engines & 13 aircraft	193,006	193,006	—	2019
Capital lease obligations under defeasance structures	4 aircraft	170,458	170,458	—	2010
Total		$6,135,869	$3,603,013	$2,532,855

* Subordinated debt issued to our joint venture partner relating to the TUI portfolio acquisition.

Contractual Obligations

Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase aircraft, operating lease rentals on aircraft under lease in/lease out structures and rent payments pursuant to our office leases. We intend to fund our contractual obligations through our lines of credit and other borrowings as well as internally generated cash flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.

The following table sets forth our contractual obligations and their maturity dates as of September 30, 2008:

	2008 (10/01/2008- 12/31/2008)	2009	2010	2011	Thereafter
	(US dollars in thousands)
Debt (1)	$286,850	$662,959	$574,046	$412,838	$2,409,067
Purchase obligations	372,135	1,698,889	1,754,992	359,337	348,307
Operating leases (2)	2,447	26,040	25,531	24,751	22,553
Derivative obligations	62	(5,762)	(4,009)	(14,207)	(24,662)
Total	$661,494	$2,382,126	$2,350,560	$782,719	$2,755,265

(1)          Includes estimated interest payments based on one-month LIBOR as of September 30, 2008, which was 4.00%.

(2)          Represents contractual operating lease rentals on aircraft under lease in/out structures and contractual payments on our office and facility leases in Amsterdam, The Netherlands, Miami, Florida, Fort Lauderdale, Florida, Goodyear, Arizona and Shannon, Ireland.

The table below provides information as of September 30, 2008 regarding our debt and interest (3) obligations per facility type:

	2008 (10/01/2008- 12/31/2008)	2009	2010	2011	Thereafter
	(US dollars in thousands)
Pre-delivery payment facilities (4)	$37,736	$184,587	$33,908	$872	$—
Non-recourse debt facilities (5)	147,539	237,186	235,433	217,767	1,194,292
Joint venture facilities (6)	19,314	100,162	75,033	69,351	443,476
Capital lease obligations under defeasance structures (7)	54,352	6,519	109,587	—	—
Other facilities	27,909	134,505	120,085	124,848	771,299
Total	$286,850	$662,959	$574,046	$412,838	$2,409,067

(3)          Includes estimated interest payments based on one-month LIBOR as of September 30, 2008, which was 4.00%.

(4)          Repayment of debt owed on pre-delivery payment facilities is essentially offset by proceeds received from aircraft purchase debt facilities.

(5)          Debt repayment is due only to the extent that cash is available in non-recourse facilities.

(6)          Joint venture partners share in the debt repayment responsibilities.

(7)          Obligations are defeased through an offsetting notes receivable amount.

Capital Expenditures

The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of September 30, 2008:

	2008 (10/01/2008- 12/31/2008)	2009	2010	2011	Thereafter
	(US dollars in thousands)
Capital expenditures	$217,383	$1,227,496	$1,597,429	$260,195	$299,769
Pre-delivery payments	154,752	471,393	157,563	99,142	48,538
Total	$372,135	$1,698,889	$1,754,992	$359,337	$348,307

As of September 30, 2008, we expect to make capital expenditures related to the 30 A330, 46 A320 aircraft and 14 A319 aircraft on order between 2008 and 2011. As we implement our growth strategy and expand our aircraft and engine portfolio, we expect our capital expenditures to increase in the future. We anticipate that we will fund these capital expenditures through internally generated cash flows, draw downs on our committed revolving credit facilities and the incurrence of bank, and other debt and equity issuances.

Off-Balance Sheet Arrangements

As of December 31, 2007, we were obligated to make sublease payments under six aircraft operating leases of aircraft with lease expiration dates between 2009 and 2013. We lease these six aircraft to aircraft operators. Since we are not fully exposed to the risks and rewards of ownership of these aircraft, we do not include these aircraft on our balance sheet. In addition, we do not recognize a financial liability for our operating lease obligations under these leases on our balance sheet. Due to the fact that sublease receipts related to these six aircraft are insufficient to cover our lease obligations, we have recognized an onerous contract accrual on our balance sheet which is equal to the difference between the present value of the lease expenses and the present value of the sublease income discounted at appropriate discount rates. This accounting treatment, however, does not result in the same presentation as if we accounted for these aircraft as owned assets and the related operating lease obligations as debt liabilities. In February 2008, we purchased two of the six aircraft that had been subject to operating leases and terminated the operating leases.

We continue to have an economic interest in AerCo. This interest is not assigned any value on our balance sheet because we do not expect to realize any value for our investment. We also have other investments in companies or ventures in the airline industry which we obtain primarily through restructurings in our leasing business. The value of these investments are immaterial to our financial position.

We have entered into a joint venture, AerDragon, that does not qualify for consolidated accounting treatment. The assets and liabilities of this joint ventures are off our balance sheet and we only record our net investment under the equity method of accounting.

INDEBTEDNESS

A detailed summary of the principal terms of our indebtedness can be found in our 2007 annual report on form 20-F filed with the SEC on March 21, 2008 and our interim report covering the six months to June 30, 2008 filed with the SEC on September 11, 2008.  There have been no material changes to our indebtedness since the filing of those reports.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk associated with short and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, we enter into forward exchange derivatives.

The following discussion should be read in conjunction with our audited consolidated financial statements as filed with the SEC on March 21, 2008, which provide further information on our derivative instruments.

Interest Rate Risk

The rentals we receive under our leases are based on fixed and variable interest rates. We fund our operations with a mixture of fixed and floating rate US dollar denominated debt and finance lease obligations. An interest rate exposure arises to the extent that the mix of these obligations are not matched with our assets. This exposure is primarily managed through the use of interest rate caps using a cash flow based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates how much the value of these cash flows will change by for a given movement in interest rates.

The table below provides information as of September 30, 2008 regarding our debt and finance lease obligation and their related interest rate exposure:

	2008 (10/01/2008- 12/31/2008)	2009	2010	2011	Thereafter
	(US dollars in thousands)
Fix rate debt obligations	$312,975	$258,067	$170,514	$103,195	$366,995
Floating rate debt obligations	3,167,908	2,846,305	2,459,192	2,158,918	5,183,770
Fix rate interest obligations	4,344	15,653	13,584	12,623	54,360
Floating rate interest obligations (8)	38,125	137,228	118,523	104,173	244,135

(8)          Based on one-month LIBOR as of September 30, 2008, which was 4.00%.

Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. The caps amortize based on a number of factors, including the expiration dates of the leases under which our lessees are contracted to make fixed rate rental payments and the three- or six-month LIBOR reset dates under our floating rate leases. Under our remaining interest rate swap, we pay fixed amounts and receive floating amounts on a monthly basis. Under our interest rate floors, we pay for the difference when the LIBOR rate, reset monthly or quarterly on an actual/360 adjusted basis, falls below the strike rate of the relevant floor

The table below provides information as of September 30, 2008 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps and floors. The table presents the average notional amounts and weighted average strike rates relating the interest rate caps for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract.

	2008	2009	2010	2011	2012	2013	Thereafter	Fair value
	(US Dollars in millions)
Interest rate caps
Average notional amounts	$2,666	$2,640	$1,994	$1,686	$1,221	$874	$1,497	53.2
Weighted average strike rate	4.46%	4.51%	4.24%	4.22%	4.88%	5.14%	5.37%

	2008	2009	2010	2011	2012	2013	Thereafter	Fair value
	(US Dollars in millions)
Interest rate floors
Notional amounts	$214	$192	$166	$141	$107	$70	$71	(2.9)
Weighted average strike rate	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	—

As of September 30, 2008, the interest rate caps and floors had notional amounts of $2.7 billion and a fair value of $50.3 million. The variable benchmark interest rates associated with these instruments ranged from one- to six—month LIBOR.

Our Board of Directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the treasury committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to cash collateralize in the event of their downgrade by the rating agencies below a certain level. Our counterparties are subject to the prior approval of the treasury committee.

Foreign Currency Risk and Foreign Operations

Our functional currency is the US dollar. As of September 30, 2008, all of our aircraft leases and all of our engine leases were payable in US dollars. We incur Euro-denominated expenses in connection with our offices in The Netherlands and Ireland. For the nine month period ended September 30, 2008, our aggregate expenses denominated in currencies other than the US dollar, such as payroll and office costs and professional advisory costs, were $45.3 million in US dollar equivalents and represented 46.8 % of total selling, general and administrative expenses. We enter into foreign exchange derivatives based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such derivatives are recorded as part of selling, general and administrative expenses since most of our non-US denominated payments relate to such expenses. We do not believe that a change in foreign exchange rates will have material impact on our results of operations. However, the portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

PART II  OTHER INFORMATION

Legal Proceedings

There have been no material changes to legal proceedings described in our Annual Report on Form 20-F, filed with the SEC on March 21, 2008.

Item 1. Risk Factors

There have been no material changes to the disclosure related to the risk factors described in our Annual Report on Form 20-F, filed with the SEC on March 21, 2008.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults upon Senior Securities

None.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 5.  Other Information

None.

Item 6.  Exhibits

None